Exhibit 12.1

Zimmer Biomet Holdings, Inc.

Computation of Ratio of Earnings to Fixed Charges

(dollars in millions)

	For the year ended December 31,
	2017		2016		2015		2014		2013
Earnings:
Earnings before income taxes and minority interest	$464.6		$399.6		$153.2		$939.4		$1,008.1
(Income) / loss from equity investees	—		—		—		—		(0.3)
Amortization of capitalized interest	—		—		—		0.1		0.1
Interest capitalized	—		—		—		—		—
Fixed Charges	329.6		359.3		287.5		63.6		70.7

Earnings	$794.2		$758.9		$440.7		$1,003.1		$1,078.6

Fixed Charges:
Interest expense (including amortization of debt discount expense, debt issuance costs and factoring)	327.5		357.9		286.6		63.1		70.1
Interest capitalized	—		—		—		—		—
Portion of rents representative of the interest factor (1)	2.1		1.4		0.9		0.5		0.6

Fixed Charges	$329.6		$359.3		$287.5		$63.6		$70.7

Ratio of Earnings to Fixed Charges	2.4	x	2.1	x	1.5	x	15.8	x	15.3	x

(1)	Represents management’s estimate based upon market interest rates for each of the periods indicated

For purposes of calculating the ratio of earnings to fixed charges, “earnings” have been computed by adding earnings before income taxes and minority interest, amortization of capitalized interest and fixed charges, and excludes equity investee income or loss and capitalized interest. “Fixed charges” consist of interest costs, whether expensed or capitalized, and a reasonable approximation of the interest factor deemed to be included in rental expense for all facilities and equipment.